August 10, 2016

Mr. Arthur C. Sandel, Esq.

Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Citibank Credit Card Issuance Trust
Citibank Credit Card Master Trust I
Citibank, N.A.
Registration Statement on Form SF-3
File Nos. 333-208054, 333-208054-01 and 333-208054-02

Dear Mr. Sandel:

In connection with the review of the above-referenced Registration Statement on Form SF-3 (the “Registration Statement”), we are pleased to submit Pre-Effective Amendment No. 1 to the Registration Statement on behalf of Citibank, N.A. (“Citibank” or the “Registrant”), as depositor of Citibank Credit Card Master Trust I (“CCCMTI”) and Citibank Credit Card Issuance Trust (“CCCIT”). We have reviewed your letter dated December 14, 2015 (the “Comment Letter”) providing comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement initially filed on November 16, 2015. The Registrant’s responses to the Staff’s comments are set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in the Registration Statement. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable.

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant’s response.

General

Comment 1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have

Mr. Arthur C. Sandel, Esq.

August 10, 2016

been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response 1. Citibank, as depositor, confirms that it and any issuing entity previously established, directly or indirectly, by it or any affiliate of it have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving credit card receivables.

Comment 2. Please file your required exhibits with your next amendment, including the form of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Response 2. We note your comment regarding the filing of required exhibits, including the form of transaction agreements and legal and tax opinions. Such exhibits to the Registration Statement have been filed and are included as part of Pre-Effective Amendment No. 1 to the Registration Statement.

Form of Prospectus

Cover Page

Comment 3. It appears from your cover page disclosure that interest payments on the notes will be made quarterly, however, your disclosure on pages 3-5 of your summary of terms indicates that interest payments will be made either semi-annually or monthly, depending on whether the issued notes are fixed- or floating-rate notes. Additionally, pages 21-22 of your prospectus summary appear to only contemplate floating-rate notes with a monthly interest payment. Please advise and revise as necessary here and throughout your prospectus to clarify the distribution frequency for each type and class of notes. See Item 1103(a)(3)(v) and Item 1113(b) of Regulation AB.

Response 3. We note that CCCIT intends to have the option to issue floating or fixed rate notes with interest payment dates ranging from monthly to annually. We have revised the disclosure on the cover page and pages 3-5 in a manner that we believe clarifies this optionality. We have reviewed our disclosure under “Prospectus Summary—Interest Payments” and believe it contemplated the issuance of both floating rate and fixed rate notes, as indicated by the alternative sets of bracketed text for fixed versus floating rate notes in our initial filing. We have, however, reorganized this disclosure in the form of prospectus contained in our amended filing to make these alternative more clear and to clarify that interest payment dates may range from monthly to annual. When a prospectus is prepared for an issuance, the interest rate, whether

Mr. Arthur C. Sandel, Esq.

August 10, 2016

floating or fixed, and the interest payment dates, whether such dates are monthly, quarterly, semi-annual or annual, will be clearly disclosed for each such issuance in the relevant sections of the prospectus.

Comment 4. We note that you contemplate several forms of credit enhancement throughout your prospectus in addition to the subordination and derivative agreements disclosed on the cover page. For example, we note references throughout the prospectus regarding a Class C Reserve Account that will provide credit enhancement for Class C notes and on page 10 of your prospectus regarding interest rate swaps. Please revise your cover page to indicate that you will disclose all applicable credit enhancement or other support, including counterparty information where applicable, contemplated by Items 1114(b) and 1115 of Regulation AB. See Item 1102(h) of Regulation AB.

Response 4. We have revised the bracketed description of credit enhancement on the cover page as follows to (a) include a reference to the Class C Reserve Account and (b) clarify that the only form of derivative agreement that may be entered into in connection with an offering pursuant to the Registration Statement would be an interest rate swap:

“[Credit Enhancement: [Principal payments on Class B notes of the Citiseries, including these Class 201[●]-B[●] notes, are subordinated to payments on Class A notes of that series.] [Principal payments on Class C notes of the Citiseries, including these Class 201[●]-C[●] notes, are subordinated to payments on Class A notes and Class B notes of the Citiseries. The Class 201[●]-C[●] notes will have the benefit of a Class C Reserve Account as described in this prospectus.] [The Class 201[●]-[●][●] notes will have the benefit of an interest rate swap provided by [Name of Provider], as derivative counterparty, as described in this prospectus.]]”

As noted in “Summary—The Interest Rate Swap”, if the significance percentage of the interest rate swap is 10% or more, but less than 20%, selected financial data complying with Item 1115(b)(1) of Regulation AB is to be included in the prospectus, and if the significance percentage of the interest rate swap is 20% or more, financial statements complying with Item 1115(b)(2) of Regulation AB is to be included in the prospectus. Citibank does not contemplate an offering pursuant to the Registration Statement with credit enhancement or other support as contemplated by Item 1114(a) of Regulation AB.

Prospectus Summary, page 18

Comment 5. We note your disclosure on page 140 of the prospectus regarding servicer compensation. Please revise here to summarize the amount or formula for calculating the fee that the servicer will receive for performing its duties, and identify from what source those fees will be paid and the distribution priority of those fees. Refer to Item 1103(a)(7) of Regulation AB.

Mr. Arthur C. Sandel, Esq.

August 10, 2016

Response 5. We revised the disclosure in “Summary—Servicer” in response to your comment as follows:

Citibank is the servicer of the credit card accounts and the master trust, and is responsible for servicing, managing and making collections on the credit card receivables in the master trust, and making determinations with respect to the master trust and allocating funds received by the master trust. For each series of master trust investor certificates, the servicer receives monthly compensation equal to 0.37% per annum of the invested amount of the investor certificates of that series so long as Citibank or an affiliate is the servicer, or 0.77% per annum if there is a different servicer, plus, the investor certificateholders’ portion of finance charge collections that is attributable to interchange up to a maximum amount equal to 1.50% per annum of the invested amount of the investor certificates of that series. The servicer’s fee is paid from finance charge collections allocated to each series of master trust certificates before the finance charge collections are allocated to the collateral certificate or the notes.

Comment 6. Please also revise to indicate that you will disclose the amount and distribution priority of asset representations reviewer fees and expenses to be paid from finance charge and/or principal collections. See Item 1103(a)(3)(vi) of Regulation AB.

Response 6. We advise you that asset representation review fees and expenses will be paid by Citibank and not from finance charge and/or principal collections. Therefore, the disclosure required by Item 1103(a)(3)(vi) is not applicable to such fees and expenses.

The Notes

Interest, page 61

Comment 7. We note your disclosure that “[e]ach note will bear interest at either a fixed rate or a floating rate…” Please revise your disclosure here and throughout your prospectus as necessary to describe the actual notes being offered under the prospectus.

Response 7. We have revised the disclosure in “The Notes—Interest” and throughout the prospectus as necessary to describe the actual notes being offered under the prospectus.

Sources of Funds to Pay the Notes – The Collateral Certificate, page 83

Comment 8. We note your statement on page 84 that the Invested Amount of each series of certificates issued by the master trust other than the collateral certificate will equal the stated dollar amount of “participation certificates issued to investors” less unreimbursed charge-offs, etc. It is not clear what you mean by the term “participation certificates.” If you are referring to investor certificates, please revise to clarify, or advise.

Mr. Arthur C. Sandel, Esq.

August 10, 2016

Response 8. We have revised such disclosure to replace the term “participation certificates” with “investor certificates”.

The Sponsor – Credit Risk Retention, page 127

Comment 9. We note your statement on page 128 that Citibank may elect in the future to comply with the risk retention rules through any other means permitted under the rules, including through retention of the seller’s interest and one or more offsetting horizontal retention interests. Please either delete this statement or provide the required disclosures with respect to these options. It is not sufficient merely to note that, in making any future election, Citibank will comply with the provisions of the U.S. risk retention rule, including applicable disclosure requirements.

Response 9. As requested, we have deleted the statement addressed by Comment 9.

The Master Trust—Master Trust Assets, page 132

Comment 10. We note that accounts designated to the master trust may be purchased from other credit card issuers. Please confirm that, with respect to assets originated by an originator other than Citibank or its affiliates, you will identify the originator and provide the disclosure required under Item 1110 of Regulation AB for all originators who (1) originated or are expected to originate 10% or more of the pool assets and (2) originated less than 10% of the pool assets if the cumulative amount originated by parties other than Citibank and its affiliates is more than 10% of the pool assets. See Item 1110(a) of Regulation AB.

Response 10. We confirm that, with respect to assets originated by an originator other than Citibank or its affiliates, we will identify the originator and provide the disclosure required under Item 1110 of Regulation AB for all originators who (1) originated or are expected to originate 10% or more of the pool assets and (2) originated less than 10% of the pool assets if the cumulative amount originated by parties other than Citibank and its affiliates is more than 10% of the pool assets.

Comment 11. Please also revise to indicate that you will disclose whether, and if so how, accounts purchased from other credit card issuers that are included the master trust deviate from Citibank’s underwriting criteria pursuant to Item 1111(a)(8) of Regulation AB.

Response 11. We have revised “Master Trust—Master Trust Assets” to indicate that, if any assets in the pool deviate from the disclosed underwriting criteria, including accounts purchased from other credit card issuers that are sold and assigned to the master trust, Citibank will disclose how those assets deviate from the disclosed underwriting criteria, as contemplated by Item 1111(a)(8) of Regulation AB.

Mr. Arthur C. Sandel, Esq.

August 10, 2016

Comment 12. We note your statement in the second paragraph on page 134 that credit card accounts designated to the master trust in the future may have different eligibility criteria and may not be accounts of the same type previously included and that, therefore, you cannot provide any assurance that additional accounts will be of the same credit quality as the accounts currently designated to the master trust. This statement appears to conflict with your disclosure on page 175 that the receivables added to the pool will be subject to the same Rule 193 review as the accounts and receivables currently in the master trust pool. Please revise to reconcile these statements or advise.

Response 12. We advise that, as disclosed in “Review of Disclosure Regarding Master Trust Assets”, the Rule 193 review is designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in the prospectus is accurate in all material respects, rather than designed and effected to provide reasonable assurance that credit card accounts designated to the master trust in the future have the same eligibility criteria, are of the same type or are of similar credit quality as accounts currently designated to the master trust. However, the Rule 193 review will be designed and effected to provide reasonable assurance that any future material change in the eligibility criteria, type or credit quality of the account is disclosed in the prospectus.

Comment 13. Please also tell us what criteria will be used to select these additional revolving credit card accounts and how you intend to manage delinquencies in order to comply with the delinquent asset limitation requirement under General Instruction I.B.1.(e) of Form SF-3.

Response 13. When additional accounts are selected to be designated to the master trust they are selected based on the account eligibility and receivable eligibility criteria that are defined in the transaction documents and described in “Master Trust—The Master Trust Assets”, as contemplated by Item 1111(g)(7) of Regulation AB. In addition, the discussion under “Notices and Reports—Reports” indicates that monthly reports containing information on the notes and the collateral securing the notes will be filed with the SEC. In response to comment 13, we have revised this discussion to also indicate that those reports will contain information regarding any material changes in the solicitation, credit granting, underwriting, origination, acquisition or pool selection criteria or procedures, as applicable, to acquire new pool assets, as contemplated by Item 1121(a)(14) of Regulation AB.

Mr. Arthur C. Sandel, Esq.

August 10, 2016

We also refer you to the disclosure in “Risk Factors—Addition of accounts to the master trust may affect credit quality and lessen the issuance trust’s ability to make payments to you” describing the possible impacts of potential changes to or availability of otherwise eligible accounts and receivables in the future:

The credit card accounts from which these receivables arise may have different terms and conditions from the credit card accounts already designated to the master trust. For example, the new credit card accounts may have higher or lower fees or interest rates, or different payment terms. In addition, the composition of the new credit card accounts in terms of FICO®* score ranges, channels of origination, amount of seasoning or other account metrics may also vary significantly from the credit card accounts already designated to the master trust. The new credit card accounts may have materially different account metrics, such as lower FICO score ranges, higher expected loss rates, riskier origination channels or lower credit standards, and consequently, the new credit card accounts may be of lower credit quality than the credit card accounts currently designated to the master trust. Further, the new credit card accounts may experience materially different usage and payment patterns as compared to existing or removed accounts, which in turn, could materially adversely affect certain characteristics of the master trust such as payment rates and excess spread.

Additionally, we have revised the relevant paragraph in “Master Trust—The Master Trust Assets”, including by removing the term “eligibility criteria” to read as follows:

“Credit card accounts designated to the master trust in the future may have different terms and conditions, performance, usage and credit characteristics, and may not be accounts of the same type previously included in the master trust. Therefore, we cannot provide any assurance that additional accounts will be of the same credit quality as the accounts currently designated to the master trust. These additional accounts may contain receivables that consist of fees, charges and amounts that are different from the fees, charges and amounts applicable to the accounts previously designated to the master trust. These additional accounts may also have different credit limits, balances and ages. In addition, the inclusion in the master trust of additional accounts with lower periodic finance charges may reduce the Portfolio Yield of the master trust receivables.”

Regarding the management of delinquencies, the dollar amount of delinquent assets is a carefully monitored performance characteristic and is reported monthly on Form 10-D. In addition, prior to each offering pursuant to the Registration Statement we will confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the most recent measurement date, as contemplated by General Instruction I.B.1.(e) to Form SF-3.

*	FICO® is a registered trademark of Fair, Issac & Company.

Mr. Arthur C. Sandel, Esq.

August 10, 2016

Comment 14. We note that the asset pool may include delinquent receivables. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. See General Instruction I.B.1(e) of Form SF-3.

Response 14. We confirm that, prior to each offering of securities pursuant to the Registration Statement, we will confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the most recent measurement date.

New Requirements for SEC Shelf Registration

Asset Representations Review

Delinquency Trigger, page 150

Comment 15. We note that the delinquency trigger rate may be reviewed and adjusted upon the occurrence of the filing of “any” registration statement with the SEC. The Commission stated its expectation in Asset-Backed Securities Disclosure and Registration (SEC Release Nos. 33-9638; 34-72982) (the “2014 Regulation AB II Adopting Release”) that the delinquency trigger will be an objective, specified threshold “negotiated by sponsors and investors in advance of the ABS issuance.” Accordingly, please confirm that the delinquency trigger may only be adjusted upon the filing of a new registration statement, but not in a post-effective amendment to a prior registration statement. Refer to General Instruction I.B.1(b)(C)(1) of Form SF-3 and Section V.B.3(a)(2)(c)(i)(a) of the 2014 Regulation AB II Adopting Release.

Response 15. We confirm that the delinquency trigger may only be adjusted upon the filing of a new registration statement, and we have revised the relevant disclosure in “New Requirements for SEC Shelf Registration—Asset Representations Review—Delinquency Trigger” accordingly.

Voting Trigger, page 152

Comment 16. We note that you have placed the 5% threshold for the asset review quorum in brackets. While we do not object to a 5% quorum requirement, as such requirement would align with the permissible restriction under the shelf provision of requiring no more than 5% of the total interest in the pool to initiate a vote, the quorum requirement may not be set higher than 5%. Please confirm that the asset review quorum will not exceed 5% in any offering conducted off of this registration statement.

Mr. Arthur C. Sandel, Esq.

August 10, 2016

Response 16. We confirm that the asset review quorum will not exceed 5% in any offering conducted off of this Registration Statement, and we have revised the relevant disclosure in “New Requirements for SEC Shelf Registration—Asset Representations Review—Voting Trigger” accordingly.

Dispute Resolution, page 156

Comment 17. Please revise your disclosure here and elsewhere throughout the prospectus, as appropriate, to discuss how an investor may make a request or demand that Citibank repurchase any receivable, rather than solely referencing the provisions in the pooling and servicing agreement.

Response 17. We have revised the discussions under this heading to include cross references to the sections in the form of prospectus that discuss how a noteholder may make a request or demand for repurchase of receivables.

Comment 18. Please also revise your disclosure in this section to clarify that, for purposes of the dispute resolution provision, each investor in the notes will be deemed to be a “certificateholder,” similar to the disclosure included in the asset representations review and investor communication sections.

Response 18. We have revised the relevant disclosure in “New Requirements for SEC Shelf Registration—Dispute Resolution” to clarify that each investor in the notes will be deemed to be a “certificateholder”.

Review of Disclosure Regarding Master Trust Assets, page 175

Comment 19. We note your use of the term “prospectus supplement” in this section. Please revise such references to refer to the “prospectus.” Refer to General Instruction IV of Form SF-3.

Response 19. We have revised the relevant disclosure in the section “Review of Disclosure Regarding Master Trust Assets” to remove the term “prospectus supplement”.

Comment 20. We note that Citibank has engaged a third party to assist in certain aspects of the review of pool assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (SEC Release No. 34-72936).

Mr. Arthur C. Sandel, Esq.

August 10, 2016

Response 20. Citibank has discontinued the use of a third party to assist in certain aspects of the review of pool assets. We have revised the relevant disclosure in the section “Review of Disclosure Regarding Master Trust Assets” to remove the reference to the engagement of a third party to assist in certain aspects of the review of pool assets

We supplementally confirm that, if we or an underwriter of an offering of notes under the Registration Statement that is to be rated by a nationally recognized statistical rating organization obtain a “due diligence report” (within the meaning of Rule 15Ga-2 under the Securities Exchange Act of 1934) from a third-party provider in connection with such offering of notes, we will furnish a Form ABS-15G to the Commission containing the findings and conclusions of any such third-party due diligence report at least five business days prior to the first sale in the offering.

Demands for Repurchases of Receivables, page 178

Comment 21. We note that Citibank, as sponsor and originator, has an obligation to repurchase a receivable for a breach of any representation. Please confirm that you will provide information regarding Citibank’s financial condition if there is a material risk that the ability of Citibank to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) and Item 1110(c) of Regulation AB.

Response 21. We confirm that Citibank will provide information regarding Citibank’s financial condition if there is a material risk that the ability of Citibank to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities.

Annex I – The Master Trust Receivables and Accounts

Comment 22. We note that you present delinquency experience with an initial 35-day increment and 30-day increments thereafter. We also note that you present delinquency information for the static pool for receivables that are “35+ days” delinquent and “95+ days” delinquent. Please revise to provide delinquency disclosure in 30 or 31 day increments, beginning with assets that are 30 or 31 days delinquent. Refer to Item 1100(b)(1) and the Instruction to Item 1105(a)(3)(ii) of Regulation AB.

Response 22. We have revised the disclosure in Annex I to present historical delinquency experience in 30 or 31 day increments, as requested. With regard to static pool delinquency

Mr. Arthur C. Sandel, Esq.

August 10, 2016

information, we note that Item 1105(a)(3)(ii) of Regulation AB applies by its terms to amortizing asset pools, not revolving asset master trusts, and that, as required by Item 1105(b), the presentation of delinquency information as presented in our form of prospectus includes the static pool delinquency information that is material to investors. We have, however, revised the titles for these static pool delinquency tables to indicate that the delinquency information is provided for receivables that are “30+ days” delinquent and “90+ days” delinquent, to conform to the revisions made to the presentation of historical delinquency experience, as described earlier in this response.

Comment 23. Please also confirm that you will update the delinquency, cumulative loss, and prepayment data tables as necessary so that the most recent periodic increment for the data is as of a date no later than 135 days of the date of first use of the prospectus. See Item 1105(a)(3)(ii) of Regulation AB and the instruction thereto.

Response 23. We confirm that we will update the delinquency, cumulative loss, and prepayment data tables as necessary so that the most recent periodic increment for the data is as of a date no later than 135 days of the date of first use of the prospectus.

*        *        *         *        *

Mr. Arthur C. Sandel, Esq.

August 10, 2016

The Registrant hopes the Staff will find the above responses and the enclosed submission responsive to its comments. If you have any questions or require any further information with respect to these responses or the registration statement, please call the undersigned at (718) 248-4092.

Sincerely,

/s/ Christopher R. Becker

Christopher R. Becker, Esq.

Assistant General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc.

Enclosure

cc:	Kayla Roberts, Esq.
Securities and Exchange Commission